Exhibit 99.(a)(1)(C)

EMAIL FROM JAMES BRILL TO ELIGIBLE OPTION HOLDERS

Subject: Option Exchange Program — Details

Dear On Assignment Option Holder:

By now you should have received an email from Peter Dameris announcing our stock option exchange program. I would like to provide you with additional information relating to the program.

The program is a voluntary program permitting eligible employees to exchange eligible stock options with an exercise price equal to or greater than $8.00 per share that were granted on or after December 31, 2000, for a reduced number of restricted stock units at an exchange ratio set forth in Section 6 of the Offer to Exchange Outstanding Options to Purchase Common Stock dated December 23, 2008.

All restricted stock units issued in exchange for stock options in the program will be subject to vesting, even those issued in exchange for fully or partially vested stock options. Subject to your continued employment through each applicable vesting date, the restricted stock units issued in the exchange will vest as follows:

•	50% on January 22, 2011,

•	25% on January 22, 2012, and

•	25% on January 22, 2013.

Please refer to the materials referenced below for more details on the program.

If you decide to participate in the program, you will need to complete and deliver an election form (Item #1 below) by January 22, 2009, at 5:00 p.m. Pacific Standard Time to Rebecca Heller, On Assignment’s Stock Plan Administrator, located at 26651 W. Agoura Road, Calabasas, California 91302, or fax the election form to (877) 261-1870. Please visit the appropriates On Assignment intranet web site located at http://www.insideoa.com or http://portal/default.aspx to obtain a copy of the election form or any of the following documents:

•	Election Form (instructions on how to complete form included).

•	Notice of Withdrawal (instructions on how to complete form included).

•	Stock Option Exchange Program Questions and Answers.

•	Offer to Exchange Options to Purchase Common Stock.

To view a list of all of your outstanding stock options, you can access your personal E*Trade account (www.etrade.com) provided by the Company. In addition, you will receive e-mails that are intended to help you identify the option grants that you hold that are eligible to participate in this exchange offer. Although you may have separate eligible option grants, you can indicate your election decisions on a single election form.

If you decide to participate in the program, you must complete and submit the election form in accordance with its terms by 5:00 p.m. Pacific Standard Time on January 22, 2009, unless we extend the program. We will not accept late submissions and therefore urge you to respond early to avoid any last minute problems.

Management will be conducting a series of meetings throughout the company to explain the program and address your questions. The dates, times and locations of these meetings will be announced soon. We encourage you to attend these meetings!

IMPORTANT ADDITIONAL TERMS AND CONDITIONS DESCRIBED IN OUR “OFFER TO EXCHANGE”

APPLY TO THIS PROPOSED EXCHANGE OFFER AND ARE AVAILABLE AT HTTP://WWW.INSIDEOA.COM OR HTTP://PORTAL/DEFAULT.ASPX. YOU SHOULD CAREFULLY REVIEW THESE MATERIALS IN THEIR ENTIRETY AND DISCUSS THEM WITH YOUR TAX, LEGAL AND INVESTMENT ADVISORS AS APPROPRIATE PRIOR TO ELECTING TO PARTICIPATE IN THIS OFFER. AFTER THE EXPIRATION DATE, YOUR ELECTION TO PARTICIPATE IN THE OFFER WILL BE IRREVOCABLE.

Please feel free to contact Rebecca Heller, On Assignment’s Stock Plan Administrator, at (818) 878-7900 or by email at rebecca.heller@onassignment.com for further assistance.

Sincerely,

James Brill

Senior Vice President and Chief Financial Officer